UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MobileIron, Inc.

File No. 333-195089 - CF#33664
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     MobileIron, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on April 7, 2014.

     Based on representations by MobileIron, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.17   through May 2, 2019

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Brent J. Fields
          Secretary